

Mail Stop 3561

September 16, 2015

Bruce Fox
Vice President of Finance
Xtreme Green Electric Vehicles, Inc.
3010 East Alexander Road, #1002
North Las Vegas, NV 89030

   Re: Xtreme Green Electric Vehicles, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed March 27, 2015
     File No. 000-52502

Dear Mr. Fox:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Lyn Shenk

              Lyn Shenk
              Branch Chief
              Office of Transportation and Leisure